Exhibit 99.1

Mdxhealth Reports Q1-2026 Results

Conference call with Q&A today at 4:30 PM ET / 22:30 CET

IRVINE, California – May 13, 2026 (GlobeNewswire) – Mdxhealth SA (NASDAQ: MDXH) (the "Company" or "mdxhealth"), a leading precision diagnostics company, today announced its financial results for the first quarter ended March 31, 2026.

Michael K. McGarrity, CEO of mdxhealth, commented: “As we prioritized the integration of our recently acquired ExoDx business and to allow for renewed focus on our core prostate cancer business, we have made the strategic decision to discontinue our Resolve UTI offering and laboratory operations in Plano, Texas. The Resolve test was uniquely designed for our urology customer base to aid in the rapid diagnosis and therapy of patients presenting with often serial, complex, multi-organism infections. Despite the urgent clinical need and medical necessity of the Resolve test, the increasingly uncertain reimbursement landscape, fueled by an unexplained recent policy reversal by our Texas lab’s Medicare administrator (Novitas), has made the continued operation of this business line unsustainable. We believe this proactive exit allows us to focus our operating discipline and sales force on our prostate cancer precision diagnostics, which will drive the most value for our customers, patients and stakeholders.

We are confident that the near-term impact of this decision will augment our ability to drive sustainable growth of our prostate cancer menu, despite its associated impact on our Q1 results and 2026 guidance. We believe our renewed focus will advance market share and our ability to explore opportunities in additional urologic cancers that align with our sales force focus and customer base.

An additional benefit of this refocus has been to catalyze our commitment to leverage the promise of Artificial Intelligence (AI) into every aspect of our business. Earlier this year, we initiated an AI-dedicated strategic initiative to build-out an AI data platform throughout the company. With the hundreds of thousands of unique biopsy tissue specimens received in our laboratory, our goal is to leverage AI to improve our operating efficiency and clinical value, as well as optimize our customer experience. With our recently announced landmark PROTECT trial, the study protocol with Oxford University includes AI-enhanced endpoints, targeted to improve the performance and prognostic value of our GPS test. In addition, we have initiated a collaboration with a customer-facing digital innovation company to develop AI-enhanced offerings, building on the evidence-based clinical excellence of our tissue-based tests, thereby expanding our market opportunity in prostate and other urologic cancers.

By streamlining our operations and removing the reimbursement volatility associated with Resolve, we are effectively resetting our growth trajectory for the remainder of the year. We are establishing updated 2026 revenue guidance for our core cancer business, now excluding Resolve, of $110-115 million, which would represent 20-26% year-over-year growth over our 2025 core cancer business.”

Key highlights for the first quarter of 2026:

●	Revenue of $27.4 million, an increase of 13% over prior year period

●	Pro-forma adjusted core revenue (excluding the Resolve business) of $23.9 million, an increase of 11% over prior year period pro-forma adjusted revenue of $21.6 million. See the “unaudited pro-forma adjusted” tables at the end of this press release for a full reconciliation of our continuing operations

●	Tissue-based (Confirm mdx and GPS mdx) test volume of 11,110, a decrease of 12% over prior year period

●	Liquid-based (Exo mdx and Resolve mdx) test volume of 26,235, an increase of 128% over prior year period

●	Quarter-end cash and cash equivalents balance of $43.2 million

Financial review for the quarter ended March 31, 2026

USD in thousands (except per share data)	Quarter Ended March 31
Unaudited	2026	2025	% Change
Revenue	27,386	24,292	13%
Cost of goods	(10,772)	(8,788)	23%
Gross Profit	16,614	15,504	7%
Operating expenses	(23,917)	(20,092)	19%
Operating loss	(7,303)	(4,588)	59%
Net loss	(8,867)	(9,209)	(4)%
Adjusted EBITDA*	(4,339)	(1,331)	226%
Basic and diluted loss per share	(0.17)	(0.19)	(11)%

*	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading "Non-IFRS Disclosure"

Revenue increased 13% to $27.4 million compared to $24.3 million for the prior year period. Tissue-based tests accounted for 66% and 85% of total first quarter 2026 and 2025 revenue, respectively.

Gross profit increased by 7% to $16.6 million compared to $15.5 million for the prior year period. Gross margins were 60.7% compared to 63.8% for the prior year period, a reduction of 3.1 percentage points, primarily attributed to our test mix.

Operating expenses increased 19% to $23.9 million compared to $20.1 million for the prior year period, primarily driven by increases in headcount and other operating expenses related to the ExoDx acquisition.

Net loss decreased by 4% to $8.9 million compared to $9.2 million for the year period, primarily as a result of the increased operating expenses related to the ExoDx acquisition, offset by lower net financial expenses.

Adjusted EBITDA was ($4.3) million, an increase of 226% compared to ($1.3) million for the same period last year, primarily due to higher operating loss.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading "Non-IFRS Disclosure."

Cash and cash equivalents as of March 31, 2026, were $43.2 million.

Subsequent Events

On April 15, 2026, mdxhealth made its 2025 earnout payment to Exact Sciences in the amount of $15.0 million. After taking into account this earnout payment, our pro-forma cash balance as of March 31, 2026, would have been $28.2 million.

On April 20, 2026, the Company received a Medicare contractor recoupment decision from Novitas Solutions totaling approximately $10.4 million related to a retrospective review of certain historical Resolve mdx claims. The Company strongly disagrees with the contractor's findings and is vigorously contesting the contractor’s decision on substantive and procedural grounds.

Management has evaluated the matter and concluded that the recognition criteria for an accrual have not been met. The existence and ultimate amount of any obligation are contingent on the outcomes of a multi-level appeals process, which are uncertain future events not wholly within the Company's control. At this time no reliable estimate of any obligation can be made. Accordingly, the matter is accounted for as a contingent liability, and no provision has been recorded for the first quarter ended March 31, 2026.

On May 8, 2026, the Company approved a strategic plan to exit the Resolve mdx business, including the cessation of operations at its laboratory facility in Plano, Texas. As a result of this decision, the Company expects to incur restructuring and other exit-related charges in connection with the wind-down. These charges are expected to consist principally of (i) employee severance and other termination benefits, (ii) charges associated with the Plano facility lease, including accelerated amortization of the right-of-use asset and leasehold improvements, (iii) impairment of long-lived assets associated with the Resolve mdx business, including capitalized assets and equipment, (iv) charges relating to the disposition or termination of vendor and supplier contracts, and (v) other exit-related costs. The amount and timing of these charges has not been finalized and will be determined and recognized in accordance with applicable IFRS in future periods as the wind-down is executed and additional information becomes available.

Conference Call

Michael K. McGarrity, Chief Executive Officer and Ron Kalfus, interim Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-800-245-3047

Int’l: 1-203-518-9765

Belgium: 0800 72 519

United Kingdom: 0808 101 1183

Conference ID: MDX1Q26

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1758088&tp_key=21da6e9d38

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Non-IFRS disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA and adjusted EBITDA margin, non-IFRS measures that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss less interest expense, depreciation and amortization of intangible assets, impairment, share-based compensation, fair-value adjustments, debt extinguishment costs, provision for inventory obsolescence, reduction in force severance costs, ExoDx acquisition expenses, amendments related to the Exact Sciences earnout, income tax benefit (expense), and other financial and non-cash expenses. The Company also presents adjusted revenue, adjusted cost of goods, adjusted gross profit, adjusted operating expenses, adjusted operating loss, adjusted net loss, and adjusted basic and diluted loss per share, which exclude the impact of the recently discontinued Resolve business. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenue. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated timing and benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities, the anticipated results of recoupment decisions and related appeals and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; changes in payer claims reimbursement practices and MDxHealth estimates regarding collection amounts for tests; the results of recoupment decisions and related appeals ;our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx and GPS prostate cancer businesses will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS mdx, Exosome Diagnostics, ExosomeDx, Exo mdx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark and all other trademarks and service marks, are the property of their respective owners.

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2026	2025

Revenues	$27,386	$24,292
Cost of sales (exclusive of amortization of intangible assets)	(10,772)	(8,788)
Gross profit	16,614	15,504
Research and development expenses	(2,134)	(2,499)
Selling and marketing expenses	(12,357)	(9,821)
General and administrative expenses	(8,159)	(5,842)
Amortization of intangible assets	(1,265)	(1,322)
Other operating (expense) income, net	(2)	(608)
Operating loss	(7,303)	(4,588)
Financial income	7,385	692
Financial expenses	(8,949)	(5,176)
Loss before income tax	(8,867)	(9,072)
Income tax	-	(137)
Loss for the period	$(8,867)	$(9,209)

Loss per share attributable to parent
Basic and diluted	$(0.17)	$(0.19)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	March 31, 2026	December 31, 2025
ASSETS
Non-current assets
Goodwill	$39,295	$38,948
Intangible assets	38,177	39,424
Property, plant and equipment	4,514	4,855
Right-of-use assets	9,303	9,821
Financial assets	1,649	1,496
Total non-current assets	92,938	94,544

Current assets
Assets held-for-sale	-	940
Inventories	7,369	6,741
Trade receivables	14,261	14,675
Prepaid expenses and other current assets	3,110	2,021
Cash and cash equivalents	43,153	29,032
Total current assets	67,893	53,409
TOTAL ASSETS	$160,831	$147,953

EQUITY
Share capital	$219,209	$219,209
Issuance premium	153,177	153,177
Accumulated deficit	(411,901)	(403,034)
Share-based compensation	19,897	19,335
Translation reserve	(611)	(781)
Total equity	(20,229)	(12,094)

LIABILITIES
Non-current liabilities
Loans and borrowings	95,948	76,197
Lease liabilities	8,189	8,509
Other non-current financial liabilities	35,346	25,807
Total non-current liabilities	139,483	110,513

Current liabilities
Loans and borrowings	-	-
Lease liabilities	1,746	1,898
Trade payables	12,071	10,330
Other current liabilities	8,478	6,741
Other current financial liabilities	19,282	30,565
Total current liabilities	41,577	49,534
Total liabilities	181,060	160,047
TOTAL EQUITY AND LIABILITIES	$160,831	$147,953

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
Thousands of $	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	$(7,303)	$(4,588)
Depreciation	1,125	925
Amortization of intangible assets	1,265	1,322
Share-based compensation	562	391
Other non-cash transactions	12	619
Cash used in operations before working capital changes	(4,339)	(1,331)

Increase (-) / decrease (+) in inventories	(628)	543
Decrease (+) / increase (-) in receivables	325	(1,107)
Increase (+) / decrease (-) in payables	3,150	(737)
Net cash outflow from operating activities	(1,492)	(2,632)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(362)	(476)
Payment for Innovation Platform	(329)	–
Interests received	191	489
Net cash (outflow) / inflow from investing activities	(500)	13

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan obligation, net of fees	19,400	24,250
Repayment of loan obligation	-	(162)
Payment of lease liability	(695)	(516)
Payment of interest	(2,450)	(1,959)
Other financial expenses	(140)	(127)
Net cash inflow from financing activities	16,115	21,486

Net increase in cash and cash equivalents	14,123	18,867

Cash and cash equivalents at beginning of period	29,032	46,798
Effect on exchange rate changes	(2)	7
Cash and cash equivalents at end of period	$43,153	$65,672

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

Unaudited pro-forma adjusted P&L for the quarter ended March 31, 2026

USD in thousands (except per share data)	Q1-2026	Pro-forma		Q1-2026
Unaudited	As reported	Adjustment		As adjusted
Revenue	27,386	(3,489	)(a)	23,897
Cost of goods	(10,772)	1,899	(b)	(8,873)
Gross Profit	16,614	(1,590)		15,024
Operating expenses	(23,917)	791	(c)	(23,126)
Operating loss	(7,303)	(799)		(8,102)
Net loss	(8,867)	(804)		(9,671)
Basic and diluted loss per share	(0.17)	(0.02)		(0.19)

(a)	Represents the removal of revenue generated by the Resolve mdx business in Q1-2026

(b)	Represents the removal of Resolve mdx cost of goods sold (COGS) related to Q1-2026

(c)	Represents the removal of operating expenses in Q1-2026 that are directly attributable to the Resolve mdx business and will be entirely eliminated upon its closure; this excludes any allocated corporate overhead

Unaudited pro-forma adjusted P&L for the quarter ended March 31, 2025

USD in thousands (except per share data)	Q1-2025	Pro-forma		Q1-2025
Unaudited	As reported	Adjustment		As adjusted
Revenue	24,292	(2,729	)(a)	21,563
Cost of goods	(8,788)	1,892	(b)	(6,896)
Gross Profit	15,504	(837)		14,667
Operating expenses	(20,092)	781	(c)	(19,311)
Operating loss	(4,588)	(56)		(4,644)
Net loss	(9,209)	(50)		(9,259)
Basic and diluted loss per share	(0.19)	-		(0.19)

(a)	Represents the removal of revenue generated by the Resolve mdx business in Q1-2025

(b)	Represents the removal of Resolve mdx cost of goods sold (COGS) related to Q1-2025

(c)	Represents the removal of operating expenses in Q1-2025 that are directly attributable to the Resolve mdx business and will be entirely eliminated upon its closure; this excludes any allocated corporate overhead

Unaudited pro-forma adjusted P&L Q1-2026 vs Q1-2025

USD in thousands (except per share data)	Q1-2026	Q1-2025
Unaudited	As adjusted	As adjusted	% Change
Revenue	23,897	21,563	11%
Cost of goods	(8,873)	(6,896)	29%
Gross Profit	15,024	14,667	2%
Operating expenses	(23,126)	(19,311)	20%
Operating loss	(8,102)	(4,644)	74%
Net loss	(9,671)	(9,259)	4%
Basic and diluted loss per share	(0.19)	(0.19)	-

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2026	2025

IFRS net loss	$(8,867)	$(9,209)
Amortization of intangible assets	1,265	1,322
Depreciation expense	1,125	925
Share-based compensation expense	562	391
Interest expense, net	2,845	1,859
Income tax expense	-	137
Fair value adjustments (1)	(1,397)	2,547
Other adjustments (2)	128	697
Adjusted EBITDA	$(4,339)	$(1,331)

1)	Primarily related to GPS and ExoDx contingent considerations, GPS earnout amendment, Exact Sciences 5-year warrants, and option to pay Exact Sciences and Bio-Techne earnout in shares

2)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)
John Fraunces, Managing Director
Tel: +1 917 355 2395
jfraunces@lifesciadvisors.com